Exhibit 21
KEY ENERGY SERVICES, INC. — SUBSIDIARIES LIST
The following is a list of the significant subsidiaries of Key Energy Services, Inc. showing the place of incorporation or organization and the names under which each subsidiary does business. The names of certain subsidiaries are omitted as such subsidiaries, considered as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary/Doing Business As	State of Incorporation/Organization
Advanced Measurements Inc.	Alberta
Enconco CJSC	Russian Federation
Geostream Drilling, LLC	Russian Federation
Geostream Services Group, LLC	Russian Federation
Geostream Vostok, LLC	Russian Federation
GK Drilling Leasing Company Ltd.	Cyprus
Key Energy Mexico, LLC	Delaware
Key Energy Services Bahrain W.L.L	Bahrain
Key Energy Services de Mexico S. De R.L. de C.V.	Mexico
Key Energy Services, LLC	Texas
Leader, LLC	Russian Federation
Recursos Omega, S. de R.L. de C.V.	Mexico
Wilayat Key Energy, L.L.C.	Oman